China Ding Cheng Science Holdings Co., Ltd.

P.O. Box 110310,

Naples, Florida 34108-0106

July 7, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn: H. Christopher Owings

Re:

China Ding Cheng Science Holdings Co., Ltd.

Registration Statement on Form 10

Filed May 1, 2009

File No. 0-53658

Dear Mr. Owings:

In connection with our amended filing on Form 10/A and our supplemental written responses to your comment letter dated May 29, 2009, China Ding Cheng Science Holdings Co., Ltd., a Nevada corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

China Ding Cheng Science Holdings Co., Ltd.

/s/ Frank Pioppi, Chief Executive Officer